Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Filer: Citizens Banking Corporation
Subject Company: Republic Bancorp Inc.
Exchange Act File Number of Subject Company: 000-15734
Citizens Banking Corp. CBCF Q3 2006 Earnings Call Oct 20, 2006
Company_ Ticker_ Event Type_ Date_
www.CallStreet.com • 646.442.0270 • Copyright © 2001-2006 CallStreet
MANAGEMENT DISCUSSION SECTION
Operator: Greetings ladies and gentlemen and welcome to the Citizens Banking Corporation third quarter earnings conference call. At this time all participants are in a listen-only mode, a brief question-and-answer session will follow the following presentation. If anyone should require operator assistance during the conference, please press star zero on your telephone keypad. As a reminder, this conference is being recorded and will be available for replay until November 7. You may access the replay by dialing 877-660-6853. Or 201-612-7415 for international callers. Enter account number 286 and conference number 216099. It is now my pleasure to introduce your host, Ms. Kathleen Miller. Thank you. Ms. Miller, you may begin.
Kathleen O. Miller, Investor Relations
Good morning everyone and thank you for joining us. With me today is William Hartman, Chairman, President, and Chief Executive Officer; Charles Christy, Chief Financial Officer; John Schwab, Chief Credit Officer; and Martin Grunst, Treasurer. Before we begin, I would like to point out that the presentation today contains forward-looking statements that are subject to risks and uncertainties that could cause the company’s actual future results to materially differ from those discussed. These risks and uncertainties include but are not limited to those which are discussed in the company’s third quarter press release dated October 19, 2006 and in the company’s filings with the Securities and Exchange Commission. Other factors not currently anticipated by management may also materially and adversely affect Citizens results of operations. Citizens does not undertake and expressly disclaims any obligation to update its forward-looking statements except as required by law. I will now turn the presentation over to Bill Hartman.
William R. Hartman, Chairman, President, and Chief Executive Officer
Thank you Kathy, good morning everyone. Thanks for joining us on the call. In light of the economy and the banking operating environment we are satisfied with the results of our third quarter. We are continuing to grow our commercial loans despite the lack of significant economic growth in our margins. We are pleased to see that our commercial loans were up 7.5% over the average for the third quarter of last year. We do expect to be able to continue to grow the commercial loans although it might be a somewhat slower pace over the next quarter. Economic growth in our markets are not producing a lot of commercial and industrial loan opportunities. We are taking quality share; we are doing that based on our disciplined sales process with very strong execution by our high quality staff. For this last quarter it was our [ph] southeast Michigan markets and Wisconsin that showed the strongest growth and we do have some momentum there. Competition of course is very, very intense for these opportunities.

We are seeing some lagness [ph] in structure, obviously a lot more competitive pricing. We are going to be willing to meet price competition where we have to, but are committed to maintaining our high-credit quality standards. On the consumer front, our indirect loans show the most growth, up by over $15 million over the second quarter driven primarily by our RV and Marine Corps portfolios, this business is growing, it is growing with good credit quality, 75% of our originations were a paper, there was no D paper. It is a well-diversified portfolio in terms of dealers, markets and loan prices. On the direct consumer loan front, we were down and that is obviously due to the decreased demand for home equity loans on the deposit side, we were pleased to see a decline in the rate of migration from low cost to high cost deposits, although the migration still does continue as it is at other institutions.
And while our core deposits decreased from [ph]triggered end second quarter to triggered end the third quarter the fact that our average core deposits grew for the first time in six quarters is viewed as a positive although we certainly do not believe it is the beginning of a trend. Despite the slight up tick in non-performing loans that John is going to talk about, overall credit quality remains very, very strong as does our commitment to maintaining it. In view of these economic and competitive challenges and yield-curve challenges we are seeing at Citizens, our management team is extremely focused on expense management and we are really pleased to have brought this quarter in at our lowest level of operating expenses in several years.
Next, our Chief Credit Officer, John Schwab, will update you on our credit quality and then our Chief Financial Officer, Charlie Christy, will give you a more detailed financial review of the quarter and I will close by making some comments on the integration planning process for our Republic Bancorp’s merger. So, John, I will turn it over to you.
John D. Schwab, Executive Vice President, Chief Credit Officer
Thank you, Bill. Net charge-offs of $2.7 million for the third quarter were up slightly over the second with no single business dominating that increase. As you noted in our release, non-performing assets increased 5.3 million quarter-over-quarter, with the real estate being a focal point. While commercial CNI non-performings decreased in the quarter, we experienced increases in the commercial real estate and residential mortgages. The 2.8 million increase in commercial real estate non-performings was comprised of seven loans on none of which did we expect a loss as liquidation values have been more current and several are being refinanced elsewhere. Of the 2.4 million increased in the residential mortgage non-performing, 2.2 million is categorized in the one to five-year arm product, lightly indicative of the economic and unemployment environment in our market and with which residential borrowers would have to deal as these arms mature. With an interesting backdrop to these comments, statistics indicate that for the nine counties of Southeast Michigan, issuance of building increments for the nine months through September 30 are down 46% from the comparable period of 2005. It appears that residential mortgage performance will remain in our comments for some period going forward.
A call with Citizens would not be complete without a comment on auto industry exposure. Using what we believe our conservative definitions, our auto exposure continues to track at just over 9% of the total portfolio with non-performing auto exposure at 33 basis points of auto-related outstandings compared with 69 basis points for the entire CVC portfolio. Loans considered watch increased to 405 million in the quarter. That level however is in line with the year ago and earlier quarters of 2006. Watch outstandings continue to track between 12 and 13%, as they have for the last several years. One other loan bucket we track is that of increasing interest to those concerned about the general direction of real estate, our loans concerned land development. Of this $117 million portfolio, 10.5 or 9% is on watch credit status and only $1.6 million or 1% non-performing.
Turning to the consumer portfolio for a minute. While we know that general scores of consumer loan applicants continues a downward trend. We have not adjusted our book loans score appetite, with bureau scores on consumer loans booked during the quarter averaging 733, essentially flat from previous quarters. Our reserve levels at $113 million or 1.97% of the portfolio remained sound and position us well to deal with any unforeseen circumstances or protracted economic malaise in our markets. Charlie?

Charles D. Christy, Executive Vice President, Chief Financial Officer
Thanks, John. Good morning everyone. The financial highlights for the quarter were, net income for the quarter was 21 million, up 0.1 million from the second quarter of 2006 and flat compared to the third quarter 2005. Earnings per share were equal to $0.29, same as last quarter and $0.01 better than the third quarter of 2005. Our return-on-assets was 1.08%, and our return on equity was equal to 12.63%. Those measures relatively flat when compared to last quarter and third quarter of 2005.
Our net interest margin came in at 3.78%, down six basis points from the previous quarter and down 15 basis points from the third quarter of 2005. The six basis-point decrease for the quarter was caused by changes in our deposit mix and the impact of competitor pressures on pricing front. However, the decrease was in line within our expectations. Key drivers for the quarter. Net interest income was down slightly by 0.3 million when compared to the second quarter and down 4 million when compared to the third quarter of last year.
From the last quarter average balances in our securities portfolio decreased 41 million as a result of using portfolio cash flow to reduce short-term borrowings. Commercial and commercial real estate loans increased 67 million. Direct consumer, which includes home equity and direct installment loans were down slightly by 9 million and indirect loans were up 24 million. In total, loans were up 83 million or 1.5%, which translates to a 6% annualized rate. Additionally, non-interest bearing deposits were up 12 million. Interest-bearing demand was down by 36 million, while our savings deposits were up by 40 million. Therefore, in total, average core deposits were up by 16 million or 0.5% which translates to a 2% annualized rate. Time deposits also increased by 103 million, causing our total average deposits to be up by 119 million or 2.1% or an 8% annualized rate. In anticipation of our merger with Republic Bancorp, we issued 150 million of enhanced trust preferred securities on an annual rate of 7.5%. Proceeds will offset debt funds until we close on the merger.
Additionally, the issuance costs related to the transaction will be amortized over five years for the first call date. In addition to the interest expense from the securities, the amortization expense of the issuance costs for the fourth quarter would be approximately 0.2 million. As we’ve look to the fourth quarter excluding the interest and amortization of expenses related to the 150 million of enhanced trust preferred securities, we anticipate that our net interest income will be slightly lower than this quarter, as we expect to have continued slight margin compression. Provision expense for the quarter was up by 0.1 million from the second quarter and down 2.8 million from the third quarter of 2005. As expected, net charge-offs were up from the seasonally low second quarter level by 0.7 million. Based on seasonal trends and the overall risk of the portfolio, we anticipate that our fourth quarter net charge-offs to be slightly higher than this quarter and our provision expense to be consistent with this quarter. Non-interest income decreased slightly by 0.2 million from the second quarter and was down 0.4 million from the third quarter of 2005. Key drivers for these results as compared to the second quarter include lower trust income from higher tax trustees in the second quarter, lower other income because the second quarter including full adjust benefits [ph] of 43 million, and these were offset by increases in brokerage fees, mortgage income, and deposit service charges.
We anticipate that total non-interest income for the next quarter to be consistent with or slightly higher than this quarter, due to anticipated an increase in trust, mortgage, and other income. Noninterest expenses was down from the previous quarter by 0.7 million and less than last year’s quarter by 1.1 million as we continue to focus on improving efficiency.
There are many improvements in our operating expense that helped contribute to the lower level. These include salaries and benefits, equipment, travel trainee, professional fees, and lower losses. These improvements were partially offset by increased occupancy from a second quarter opening of new facilities and higher maintenance and management costs, increased advertising and promotions, and other loan fees related to the alliance of PHH.

Liken though, one event subsequent to the quarter end, in early October we approved changes towards client benefit pension plan. These plans will be frozen, which preserves prior-earned benefits. In future accrual benefits will be placed by incremental contributions to the 401k plan. By freezing the client benefit plan, we estimate that we will record a net curtailment loss in the range of 0.8 to 1.5 million in the fourth quarter of 2006.
Additionally, this will lower our pension expenses to 2007 from 2006 level. Excluding the pension curtailment expense, we anticipate that our non-interest expenses for the fourth quarter will be consistent with, or slightly higher than this quarter.
Income tax provision was relatively flat when compared to the previous quarter, and the third quarter 2005. The effective tax rate for the quarter was 46.6%. We anticipate that our income tax provision for the fourth quarter to be consistent with, or slightly lower than this quarter. And lastly, our capital ratios continue to remain very strong, as we proceed to closing on the merger with Republic Bancorp.
Our Q1 ratio was 10.12%, our total capital ratio was 13.37%, our intangible common equity was 7.95%, and our leverage ratio was 8.29%.
Back to you Bill.
William R. Hartman, Chairman, President, and Chief Executive Officer
Thanks Charlie. I would like to close out my comment by committing briefly about the merger integration planning process, which in my view is going extremely well. I’m very impressed by Republic management team and more importantly how the two management teams are working together, building a strong partnership during the planning process.
So far, we have accomplished quite a bit. We’ve made our decisions on the core operating systems, employee benefit plans, mortgage platform, and product mapping. We are a total of 11 integration teams formed with Chair and Vice-Chair one each with the two banks. And of course many sub teams working with the integration team. These teams are highly focused, engaged, and are accomplishing much. We’re planning to do our systems conversion and expect to have that completed by the end of March.
Based on that decision and the decisions being made, and being analyzed, I am highly confident that we will be able to at a minimum achieve the $28 million in cost savings that we have committed to. In addition to serving on the merger Executive Committee, I’m ascending the merger Hearing Committees and I really like the energy and momentum that I’m seeing.
We do expect to receive shareholder approval on November 30, and to close the transaction by the end of December.
Charlie gave you as well as our earnings release gave you some directional guidance on some of the earnings drivers and based on that, as I look at ahead to the fourth quarter, I would expect our earnings per share to be in the rain similar to perhaps slightly higher than the third quarter’s levels and of course, this would be exclusive of the one-time merger costs in the one-time pension curtailment expense. At this point, we would be happy to open it up for any questions that any of you may have.

QUESTION AND ANSWER SECTION
Operator: Ladies and gentlemen, we are now opening the floor for questions from analysts. If you would like to ask a question, please press star one on your telephone keypad. A confirmation tone will indicate your line is on the question queue. You may press star two if you would like to remove your question from the queue. For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star keys. Our first question is coming from Scott Siefers of Sandler O’Neill. Please proceed with your question.
<Q – Scott Siefers>: Good morning, guys.
<A – William Hartman>: Good morning, Scott.
<Q – Scott Siefers>: I just had a question as you guys get that to close the merger with Republic, and since late June, when the merger was not in the interest rate environment had stayed pretty challenging, the lower Midwest is softer than other areas of the country. I was wondering if the accretion number that you guys had put out when you announced the merger, still the number is that you are comfortable with, if you kind of revisited models anything internally, just any color you could provide their please?
<A – William Hartman>: Well, at this point, Scott, we haven’t really revised our models. At this point, we still think the transaction will be accretive and that the assumptions that we made our going to be valid.
<Q – Scott Siefers>: Okay. And the, just a follow-up just on the quarter’s deposit trends. I wonder if you could give us a bit more color sort of geographically, where you’re seeing the most and least strengths as it relates to core funding?
<A – William Hartman>: Well, I would say that it’s kind of all over the board in terms of what’s happening in different geographies, Scott. Some of it is in the branches, some of it is in public funds, commercial and in small business. I really – I’m not able to really pinpoint any specific common bridge when I look at it on a geographical basis. I did make the comment in my opening comments that I’m not ready to say that average core deposit growth is going to be the beginning of a trend, and the reason I say that is the headwinds as you know are very strong or in core deposits. I guess, what pleased me most was that we did see a little bit of a slowing in the migration from low cost to high cost, and that’s good, particularly, since we’re really just on the front-end of a lot of the initiatives that we are implementing on deposits. We do expect to be able to continue to slow that down a little bit and to build and grow our consumer business.
<Q – Scott Siefers>: Okay, great. Thank you very much.
<A – William Hartman>: Thank you.
Operator: Our next question is coming from Wilson Smith of Boenning & Scattergood. Please proceed with your question.
<Q – Wilson Smith>: Good morning, gentlemen.
<A – William Hartman>: Good morning, Wilson.

<Q – Wilson Smith>: Bill, could you give us a little color on how you think your corporate priorities may change in little bit in terms of the Republic merger, it would be picking up two new markets for you that the Ohio market and then, part of Indiana. And you are also going to be having certainly a lot more emphasis in that southeastern Michigan market. How will that change some of your strategy, do you think?
<A – William Hartman>: Yes, it’s a real good question, Wilson. First of all, let’s start with southeast Michigan. We think that our franchise and Republic’s franchise go together like hand-in-glove in southeast Michigan. And the challenge that we have had is being able to quickly build a branch infrastructure to support all the commercial and wealth initiatives that we have there. And what this merger does is give us as a lot more distribution point that we can leverage. So, we think what’s that going to enable us to do is win more commercial business than we have before in addition to the fact that we think we can grow the Republic branches, deposit bases and improve the deposit mix there. So, obviously the increase on southeast Michigan, whether it’s much more density than that is in our Wisconsin and our Michigan market is going to increase. So, that’s a terrific opportunity for us. We like the Ohio market quite a bit. We like the Cleveland market. Again, it’s a big MSA. There is a lot of density of there. There is a lot of opportunities there. Republic has done a good job of building a nice space there from branch locations and a commercial real estate, so, business. So come obviously there is an opportunity to take our product line and to expand that in that marketplace. In many ways, it’s almost like doing a de novo operation without having to build the branches, because we have already a good branch network there. So that will obviously be a great opportunity for us in our view. And then, of course the Indianapolis market where Republic is doing both residential and commercial real estate lending. Frankly it’s a very good market. It’s got good growth demographics among one of the best in the Midwest. We will obviously we will have to evaluate exactly how much we invest their as we go forward.
<Q – Wilson Smith>: Okay. With the new mortgage affiliation that you have, does this mean that – it sounded as though you were really going to be selling all of your residential one to four [ph]. Is that correct?
<A – William Hartman>: Well, going forward we did that – we have been doing that as part of our current strategy. But as we go forward with Republic, we likely will not do all that. We will likely sell the fixed rates to us and depending upon where interest rates are, and what our balance sheet and asset-liability management strategies we may consider, portfolioing some residential mortgages after the merger.
<Q – Wilson Smith>: Thanks. John, if you could elaborate a little bit on the credit situation, just a little color there. I think that decline in the residential was a little bit surprising to me. I guess it shouldn’t be unexpected, and the commercial real estate. Do you view these as more of a seasonal type of factor or are we starting to see some erosion in credit quality that we can expect to continue and perhaps increase as we go through 2007.
<A – John Schwab>: Wilson, I would not suggest that it is seasonal. I think more so this does not necessarily a trend make, but I think it is indicative of what’s going on in the Midwest related to our tracking of the auto exposure in the credit quality that we can expect to continue and perhaps increase as we go through 2007?
<A – William Hartman>: Wilson I would not suggest that it is seasonal. I think more so this is – it does not necessarily a trend make, but I think it is indicative of what is going on in the Midwest, it is related to our tracking of the auto exposure, people who’ve got themselves into short-term arm products that are maturing and need to be [indiscernible] about the high interest rates. I think it is something we are going to have to deal with over the next several quarters, until the economy turns. I don’t think the charge off levels, there was no movement there at all in the residential, but we will see going forward.

<Q – Wilson Smith>: And do you feel that with the decline of quality in the residential one, the four policy, do you expect to see this spill over into the indirect business?
<A – William Hartman>: Not necessarily. And as you have used the word policy, Wilson, I just want to be sure that I understood where you are going, we haven’t changed our underwriting standards, it is in the portfolio. No, I don’t expect it to spill over into our home equity and RV portfolio.
<Q – Wilson Smith>: Okay, thank you.
Operator: Our next question is coming from Kevin Reevey of Ryan Beck. Please proceed with your question.
<Q – Kevin Reevey>: Good morning guys. How are you?
<A – William Hartman>: Good morning Kevin.
<Q – Kevin Reevey>: First question is, do you have any option or option arms or IL loans in your portfolio, and if so how much would that represent.
<A – Martin Grunst>: Kevin, this is Marty. I think there are 17 individual loans of that type, and it is – I can’t remember that number, but like $3 million or something small.
<Q – Kevin Reevey>: So it was a small amount?
<A – Martin Grunst>: Yes.
<Q – Kevin Reevey>: And then, it looked like the quarter you were using cash flows from your securities portfolio to pay down borrowings, is that something that you will continue to do over the next several quarters?
<A – Martin Grunst>: Yes, we expect to do that again next quarter, and we will see after the merger how all that shapes out, but for the next quarter we will try doing the same thing we did this quarter.
<Q – Kevin Reevey>: And then on the expense management side, there should we expect to see that line item trend down or was it pretty much as low as it could go, before the Republic merger?
<A – Martin Grunst>: Yes. Obviously because we should – on a combined basis, we will clearly be cutting those costs. The way we have been doing it is, as we have been investing in our Southeast Michigan and also some of our Wisconsin markets, that investment is adding new costs and so we are cutting costs or try to keep our cost flat. If you kind of look at, I will say the last three years or so, on a quarterly basis, you might see some blip ups or down and that is usually kind of tight, so when we have had some strategic windfalls or whatever and when you carve those out, we have been relatively flat and I hope to keep it flat as we continue those other investments and trying to work on building the revenue.
<Q – Kevin Reevey>: Great, thank you.
Operator: Our next question is coming from Terry McEvoy of Oppenheimer. Please proceed with your question.
<A – Terry McEvoy>: Thank you. Good morning.
<A – William Hartman>: Good morning, Terry.
<A – Terry McEvoy>: A couple of questions. Just start with Bill, as you travel around meeting with Citizens employees and some of the Republic employees, what are the concerns and questions that you run into? Is it just [indiscernible], there will help benefits changed or much more specific in related to business? I mean, how are you responding, and what’s really been the feedback from those employees?

<A – William Hartman>: Okay, good, Terry. Good question. Frankly the feedback has been very good. It’s – I think that particularly if you look at the sales and client contact personnel from both companies, people really are excited about having more branch locations, better market coverage, a broader product line and I think that one of the reasons they are so excited is that frankly their clients are, and they are getting a lot of positive reinforcement from that particular marketplace. The other thing that has been really good is, as we get into this planning process, both management teams are seeing the value of putting the franchises together, they are seeing the revenue synergy potential as a result of the product lines, and I think their enthusiasm is spilling over to the lines throughout each organization. Obviously, anytime you do a merger like this, because of the overlap in the back office operations, there is always a certain amount of anxiety there. So, I think those folks who have a different set of observations and are obviously concerned about what is going to be the new organization chart, and then a lot of roles and all those types of things, but there is just simply the – the normal challenges that you face with any mergers. So, that’s very much expected with us and we have been trying to manage that as well as we can. I think that in general, the merger and I have been involved in over five of these trends in my career, I would say, at this point there is probably more enthusiasm for this one from the employees than I am used to seeing and I think that the integration planning progress is going better than it has in the other ones I have been involved in.
<A – Terry McEvoy>: Thanks. And then a question for John. The increase in charge offs and nonperformers, was there any concentration and any increase, either by state, by region or was it spread out throughout the franchise?
<A – John Schwab>: More in Michigan than in Wisconsin, but no concentration, nothing big.
<A – Terry McEvoy>: Okay. As I was just trying to model the company, the combined companies,again last night, could you maybe help us out with what you see as a proper reserve ratio or how you are looking at it just because the two balance sheets are different? Have different reserve ratios, and then just combining the companies, what should we be targeting or maybe what you are targeting to help us with our ‘07 modeling?
<A – John Schwab>: I think, Terry, when we are all done, we will continue to have a very strong reserve position in this combined company.
<A – William Hartman>: Few remember the announcement, we included 20 million of credit-related adjustments. Obviously the accounting for that is different and as you bring the public over, so some of those things are just going to have to be worked through as we do the merger on the close. But, that – we don’t see any big adjustment in this, kind of, again a combination of the two, and the 20 million credit-related adjustments that we have and we will go forward from there.
<A – Terry McEvoy>: Okay. And then just one quick question for you, Charlie. Pension curtailment expense, let’s say it is $1 million, it would be about $0.01 after tax, will that be in the bottom line reported numbers or [indiscernible] which we put that in our model has that reoccurring or has an expense?
<A – Charles Christy>: No, it is a one-time. The curtailment is a one-time, and then the pension expense on a go-forward basis is where it is actually going to come down.
<A – Terry McEvoy>: So, should we exclude that then from our First Call estimate or would you like us to put that in?

<A – Charles Christy>: Well, it is going to be a fourth quarter expense. So, you would be in that number is just that one-time aspect. So, then on a go-forward for ‘07, it won’t be in there, and then our pension expense will decrease. We’re still working on what the total level would be.
<A – Terry McEvoy>: Okay, great.
<A – William Hartman>: On an annual basis.
<A – Terry McEvoy>: Okay. That’s great.
<A – William Hartman>: It will be lower than 2006 level.
<A – Terry McEvoy>: Thank you for all the help. Thanks.
<A – Charles Christy>: All right. Thank you, Craig.
Operator: Our next question is coming from Fred Cummings at Keybanc Capital Markets. Please proceed with your question.
<Q – Fred Cummings>: Yes, good morning.
<A – William Hartman>: Good morning, Fred.
<Q – Fred Cummings>: Bill, I think in June, you get a new hire Cathy Nash from SunTrust. Can you give us an update – I know she hasn’t been onboard that long. What initial changes she may have made to the consumer bank? And then, more importantly, when will she be able to come out and maybe you share with us about her strategies and then initiatives will be to further drive improvement in your consumer banking operation?
<A – William Hartman>: Well, yes. Thanks, Fred. I would be happy to do that. Obviously, the consumer part of the franchise is getting tremendously increased level of attention with Cathy’s presence here and that would be a strategy in bringing her onboard. She is spending a lot of time really talking to people, understanding the markets, doing diagnostics on our business, and frankly she is spending a tremendous amount of time doing the same thing with the Republic franchise, and assessing the opportunities that that’s going to give us as well. Within a relatively short period of time, Cathy made some changes in our consumer banking incentive program that were designed to simplify the plan, make it more user-friendly, easier to understand and put more emphasis on the key areas of deposit generation and loan generation that we’re working on. So, those changes I think were very well received by the consumer personnel, and I think we will have a much better alignment with our goals and the vision for consumer banking that we’re having. She’s also in the process of putting together a more comprehensive strategy like what you just alluded to, and as that gets finalized, I would expect that either by the end of this year or by early January, we will be talking about some of the leading focus on consumer banking and some of the particular areas that will be emphasized.
<Q – Fred Cummings>: Okay. And then, one follow-up with John or to Charlie. With respect to Republic’s credit performance, I think non-performing assets were up roughly 15% here in the third quarter. Is that consistent with what you are expecting, when you announced – as you did your due diligence? And then, I think Charlie mentioned, the $20 million credit adjustments, is that still a good number, might that be higher given incremental weakness in the Midwestern economy?
<A – Charles Christy>: Well, Fred, we would strongly support the methodology that our Republic associates are using and identifying deteriorating credits early, and they have been doing that, explaining the increases in the non-performing over the last couple of quarters. What we observed during our earlier due diligence was several months ago, there maybe some things that are there now in the non-performing buckets that weren’t there, when we were there. But we have been in active dialog between the two banks and I think I can just summarize it by saying, we’re going to enter into this transaction in 2007 with no surprises on the horizon.

<Q – Fred Cummings>: And then the sufficient to see the 20 million in credit investments.
<A – William Hartman>: I think it’s fine. I have no evidence that it would need to be any different.
<Q – Fred Cummings>: Okay, thank you.
Operator: Our next question is coming from Lee Calfo of Cohen & Company. Please proceed with your question.
<Q – Lee Calfo>: Good morning.
<A – William Hartman>: Good morning, Lee.
<Q – Lee Calfo>: A quick question on the conversion dates on late March. Will you have the signage changes re-branding in the extended product in all the branches at that time, do you anticipate?
<A – William Hartman>: Yes, everything with albeit that normally trying to get that all right at the same weekend that you’re able to operate when we open up Monday morning with – under the new name.
<Q – Lee Calfo>: Right. And then related to that changes at that time, obviously there is some similarity with the logo and the name, which is similarly or probably in many of your markets, but with the marketing you are going to do related to the conversion, is there big a ramp up in the marketing expense plan that you have in your assumptions for next year at that time?
<A – William Hartman>: What we did is, when we did the announcement in June, we included all the cost related to collateral material and things like that in the transaction cost assumption. So some of those will be spent during this quarter and some will be set in the fourth quarter, and we will just make sure that we highlight on a go-forward basis costs that are being spent in the future quarters because accounting requires that way versus being treated as a transaction cost in the quarter that we closed.
<Q – Lee Calfo>: Got you. Then I was wondering, could you give us some additional detail about – we talked a little bit about revenue enhancements in the past and when did you think you really started to get traction from those, I’m curious Bill, and some of these merger committee meetings that you have been in the bet ten, a big of book of the discussion, as well as obviously putting the two companies together from a cost and structure standpoint?
<A – William Hartman>: Yes, the revenue piece is very important to us and my opinion is, at this point there is going to be – and I can’t quantify this for you at this point, but my judgment is that there is going to be more revenue synergy than we probably originally anticipated at the time we analyzed this opportunity. The reason I say that simply is the quality of the sales force at Republic is even higher than I thought it was going to be, which is obviously a complement there. And I think that their ability to take to a new product is going to be quite good. Now, I think as a practical matter, my experience of doing these types of mergers is that you don’t really get that the first year. Because it’s first year, you’re really doing a lot of the integration work. You’re making sure that everybody understands their role that everybody understands the new operating model and that execution is good. But, however we are already beginning to do something to capture the works like the revenue enhancement for example even before the merger closes there will be some wealth management products training given to the Republic sales force. They are very excited about that business and what our capabilities are and that kind of training, some of which is actually already begun. It’s going to help them get a leg up on the new products. So, we will be doing that kind of training. We think there is going to be more lift there than we thought, but we don’t want to overcome it as to how quickly we will capture that during the first year of the combination.

<Q – Lee Calfo>: Understood. Just a quick follow-up with that. So you would consider – you would assume and you can’t quantify, and I understand that there would be some C&I lending coming out of some of the Republic branches and some of their people in ‘07 and now it stand as a revenue enhancement in your book?
<A – William Hartman>: Yes, basically Lee – let me just give you an example, in the Republic branches right now, they are not really doing small business lending, and there is a tremendous amount of opportunity to do that. So we have an automated credit approval model that is user-friendly for branch personnel to approve and prepare the documentation for the smaller business loans. So that is an opportunity that the retail personnel at Republic are quite excited about because that not only makes loans but that can also drive better deposit generation because the small business segment is a very good source of branch deposits. So that is just one example. In addition a lot of the commercial real estate sales producers for Republic have strong commercial and industrial loan backgrounds that they got lot of training and development at some very, very good institutions. So therefore, we don’t have to go in and explain what cash management is or what these products are. In many cases, there is already a fair amount of familiarity with them and indeed an anxious level to be able to go ahead and start introducing them. So our sales force magnifies as a result of this, so we just think there is going to be a lot there. The other thing is that Republic has done a very, very good job on the SBA lending products. Their numbers are quite good there, their expertise is quite good, they have an operating model that has been successful. The missing link is that that it has been all focused on commercial real estate SBA lending. So now we can expand back to include CNI small business administration lending and we think that is going to open up some new revenue opportunities as well. So I just tried to enumerate that on a couple of the kinds of reasons as to why I’m more optimistic about our long-term revenue opportunity.
<Q – Lee Calfo>: I appreciate that, Bill. Thank you very much.
Operator: Our next question is coming from Eric Grubelich of KBW. Please proceed with your question.
<Q – Eric Grubelich>: Hi. Good morning, how are you?
<A – William Hartman>: Good morning, Eric.
<Q – Eric Grubelich>: Bill, could you clarify something for me. When you were talking about the SBA lending, the small business lending, I thought Republic was like the number one originator of small business SBA loans in the State of Michigan. Were you talking about small business lending other than that?
<A – William Hartman>: Yes. Republic is an excellent small business administration lender focusing in real estate small business administration loans. What I was commenting on is that Republic will now be able to do non-SBA related small business loans out of their branches, which they are not now doing. So the Republic branches are focused primarily on pure consumer banking right now and so this is going to open an entirely new opportunity for loans and deposit for that branch network. So that is what I was referring to.
<Q – Eric Grubelich>: Okay. That is what I thought, I just wanted to make sure I was zoning on that. Bill, while I have you on the line, on the retail side of the bank, are there any anticipated product pricing increases, now that you have a new management in that business? Might we see anything on the deposit service charges or other fees that might increase after Kathy gets done with her analysis of what is there?

<A – Martin Grunst >: Eric this is Marty. We spent a fair amount of time talking about the pricing strategies and collectively at this point we still feel pretty comfortable with the strategies that we have been operating with on the pricing front.
<Q – Eric Grubelich>: No change there?
<A – Martin Grunst Treasurer>: Nothing had quitted now.
<A – John Schwab>: No, I don’t think the – I agree with what Martin said there, I think there’s been a tremendous amount of thought given to how we map the two product lines together. I think Cathy does have some good strategies to mind to improve our fee capturing approach. And to reduce labors and garner some more fee income that way.
<Q – Eric Grubelich>: Okay. And then Charlie from a tax rate perspective, I think some one else asked before about – they were mentioning they had work on blending their models together on Republic and your company. From a tax rate perspective should we – sort of, weighted average of this two companies earnings against their respective tax rate is only thing that we need to know that may make the number better or worse from that, blended rate?
<A – Charles Christy>: The only thing that would have changed, that would be the deleverage, that we have planned.
<Q – Eric Grubelich>: Yes.
<A – Charles Christy>: And that’s going to be mostly fixed-rate mortgage loans and some securities. And so, some of those securities might have some impact. I don’t think it will be much, so we would probably say that the blended weighted-average after $800 or so billion deleverage level would be appropriate.
<Q – Eric Grubelich>: Okay. Okay that’s fine. And I just – tell you made that comment before about – I guess usually related to purchase accounting adjustments with Republic’s loan portfolio and I think that the comment was related to a question about NPA trends and I understand you correctly that the write-downs that you’re likely to take on Republic’s portfolio, will not necessarily show up in a higher reserve, but rather just a write-down of the asset?
<A – Charles Christy>: Right. The way that will work is – the only thing that transfers over is the FAS 5 component, because with the loan come over on the FAS 114, which will be your specific reserve level. Those actually get booked against the loan, and thus come over as a net realized amount. And so it’s a pretty strict accounting related to that and the reserve itself is soon to be from an accounting perspective adequate, and therefore you don’t make any adjustments to it after you’ve brought it back over. If you do make an adjustment, it’s impact the net realizable value of the loan. And so that’s so, you just got to either treat it ahead of time as a specific reserve or as a charge-off.
<Q – Eric Grubelich>: Okay. That’s good.
<A – Charles Christy>: Right.
<Q – Eric Grubelich>: And then couple of questions for John Schwab. John you made a comment, I think earlier on or maybe it was Bill about home equity volumes down in the quarter?
<A – John Schwab>: Yes, don’t mind that comment.

<Q – Eric Grubelich>: Could you help me out with – what’s there when I am looking at the direct consumer loans, they were only down about 10 million bucks for each quarter. How much is that –how much more of that may be was home equity compared to other loans that are in there?
<A – John Schwab>: Well, the large majority of our consumer portfolio is home equity.
<Q – Eric Grubelich>: Okay. So there’s nothing – that was my question. Now you keep $10 million down, it didn’t seem like a huge decrease in the quarter?
<A – Charles Christy>: Right. It wouldn’t be, yes it is going to have – it is showing the lack of demand and so it is down somewhat from the previous quarter, but the most that’s going to be the home equity. Our direct installment has decreased over the number of years, because obviously most consumers have been transferring a lot of their [ph] Hisbomar type credit to home equity loan.
<Q – Eric Grubelich>: Right.
<A – Charles Christy>: And, so it’s the majority – you are right, the majority is going to be home equity.
<Q – Eric Grubelich>: Okay. And then, John, a couple of – two more credit quality questions. You mentioned about the marine and RV portfolio being in good shape there. With regard to the consumer in general, whether is that type of indirect loan to your direct home equity loans, given that the economy may be weakening a little, there are lot of industries not in great stead right now. Are you doing anything on the front end to maybe look at credit files more often, do maybe a little bit more frequent FICO score pull from the bureaus, and I don’t even know how often you do that subsequent to when the loan is made if you do it at all? But, are you contemplating or doing anything like that to sort of look at the trends maybe before they happen?
<A – William Hartman>: We have not changed, Eric, our cut-offs for new consumer paper. And so, one could classify the portfolio that we have as essentially a paper. I think I may have said a couple of years ago that at some point, we probably need to get better at – in cruising into a B band or a C appropriately priced. To date, we really haven’t done that. We will be rescoring the portfolio on a regular basis to see if there is any change in the performance of some of our individual borrowers. But, at this point, I really don’t see and you did mention indirect as well. I really don’t see any material adverse change.
<A – Charles Christy>: Eric, this is Charlie. What we will do periodically is a refresh like you have on the FICO ranges and that’s an every [ph] 1/12. And what reason you would do that is if there is any, when you do it as a [ph]pilot process, but secondly, if you see any delinquency movement that are alarming you or any vintage changes that are alarming you. And we were not really seeing any of those, because the majority of our underwriting has been in the 755 FICO on the home equity, and around the 720 to 730 FICO go on the indirect.
<Q – Eric Grubelich>: Okay. So, you’re not seeing any roll rate, I mean, I saw your 90 day pass-through. It didn’t look like it [ph] punched much at all [ph] and its current roll. You’re not seeing any roll rates in the 30, 60, 90 categories or have you put at any vintages that are showing adverse trends?
<A – William Hartman>: No.
<A – Charles Christy>: No.
<Q – Eric Grubelich>: Okay. Will you actually – when you rescore the portfolio, do you do a whole, do you pull a bureau file on every borrower or do you just do it on a sample basis?

A – William Hartman>: It’s basically the whole portfolio, Eric.
<Q – Eric Grubelich>: Okay. Just wanted to –.
<A – William Hartman>: I did make a comment here that we have noticed over the last year a trend downward in applicant score. But, I was trying to emphasize the fact that our booked scores have not gone down.
<A – John Schwab>: Well, that’s a good —.
<A – William Hartman>: So as to comment on what is happening in the markets where we live, the overall credit quality of the people who are now trying to obtain consumer credit is sliding.
<Q – Eric Grubelich>: Right, which makes logical sense given what’s going on in the state. Okay. That’s actually a good information. And then John, just one last thing. Could you provide a little bit more color on the watch list and classified loan trends in the portfolio?
<A – John Schwab>: Sure.
<Q – Eric Grubelich>: I think you mentioned, you isolated land, you said 9% was watch, 1% was NPLs, and that’s what I jotted down, but just can you maybe pick it up 10,000 feet? [ph]Just talk about the whole process.
<A – John Schwab>: Sure. I did inject a comment about land development, because that seems to be kind of the current blend that people like to ask people about, that our residential subdivisions being built on, are people buying lots and building. And the answer to that is no not really. So we took a slice at our land development portfolio which is $117 million, just under 11 of it is on watch status and only 1% or $1.6 million is considered non-performing. That to me is a very adjustable place to be. Now what is going to happen in the markets where we live going forward. I don’t think there is any indication that there is going to – until there is a turn in our economy that people are going to get back out and starting to build a lot of new homes and that was why I inserted the comment earlier about the building permit issues for 2006 in southeast Michigan versus 2005.
<Q – Eric Grubelich>: And you said that was down about 45 to 46%.
<A – John Schwab>: 46%.
<Q – Eric Grubelich>: That is a lot. And then just again more generally speaking about the classified trends in the commercial portfolio. Has there been much movement there in the last couple of quarters or not?
<A – John Schwab>: Well the June was kind of a watershed event in terms of our low point of what our watch portfolio is, the level of where we are at the end of September at 405 million, is lower than the first quarter, lower than December of ‘05, lower than September a year ago and certainly lower than the periods we had in 2003. So, again Eric I think this needs to be taken in the context that we are very quick to recognize a potentially deteriorating situation put it on our watch and this is by the way a similar practice that our republic associates utilize as well. Well recognize it early, get it on the radar screen, look at it on a regular basis, define regular action plans and work it. So that is the strategy and we will continue to do that it may be that we have some increases in our watch in the fourth quarter. But as I have said before, increases in watch do not necessarily losses mean.
<Q – Eric Grubelich>: Good point. Okay. Thanks very much.

Operator: If there are no further questions in the queue at this time. I would like to turn the flow back over to Mr. Hartman for closing remarks.
William R. Hartman, Chairman, President, and Chief Executive Officer
Thank you all very much for joining us. We appreciate your interest and good questions and look forward to continuing to work with you I hope you will have a great weekend.
Operator: Ladies and gentlemen, this does conclude today’s teleconference. You may disconnect your lines at this time. Thank you for your participation.
Disclaimer
The information herein is based on sources we believe to be reliable but is not guaranteed by us and does not purport to be a complete or error-free statement or summary of the available data. As such, we do not warrant, endorse or guarantee the completeness, accuracy, integrity, or timeliness of the information. You must evaluate, and bear all risks associated with, the use of any information provided hereunder, including any reliance on the accuracy, completeness, safety or usefulness of such information. This information is not intended to be used as the primary basis of investment decisions. It should not be construed as advice designed to meet the particular investment needs of any investor. This report is published solely for information purposes, and is not to be construed as financial or other advice or as an offer to sell or the solicitation of an offer to buy any security in any state where such an offer or solicitation would be illegal. Any information expressed herein on this date is subject to change without notice. Any opinions or assertions contained in this information do not represent the opinions or beliefs of FactSet CallStreet (edited), LLC. FactSet CallStreet (edited), LLC, or one or more of its employees, including the writer of this report, may have a position in any of the securities discussed herein.
THE INFORMATION PROVIDED TO YOU HEREUNDER IS PROVIDED “AS IS,” AND TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, FactSet CallStreet (edited), LLC AND ITS LICENSORS, BUSINESS ASSOCIATES AND SUPPLIERS DISCLAIM ALL WARRANTIES WITH RESPECT TO THE SAME, EXPRESS, IMPLIED AND STATUTORY, INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, ACCURACY, COMPLETENESS, AND NONINFRINGEMENT. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, NEITHER FACTSET CallStreet (edited), LLC NOR ITS OFFICERS, MEMBERS, DIRECTORS, PARTNERS, AFFILIATES, BUSINESS ASSOCIATES, LICENSORS OR SUPPLIERS WILL BE LIABLE FOR ANY INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, INCLUDING WITHOUT LIMITATION DAMAGES FOR LOST PROFITS OR REVENUES, GOODWILL, WORK STOPPAGE, SECURITY BREACHES, VIRUSES, COMPUTER FAILURE OR MALFUNCTION, USE, DATA OR OTHER INTANGIBLE LOSSES OR COMMERCIAL DAMAGES, EVEN IF ANY OF SUCH PARTIES IS ADVISED OF THE POSSIBILITY OF SUCH LOSSES, ARISING UNDER OR IN CONNECTION WITH THE INFORMATION PROVIDED HEREIN OR ANY OTHER SUBJECT MATTER HEREOF.
The contents and appearance of this report are Copyrighted FactSet CallStreet (edited), LLC 2006. CallStreet (edited), and FactSet CallStreet (edited), LLC are trademarks and service marks of FactSet CallStreet (edited), LLC. All other trademarks mentioned are trademarks of their respective companies. All rights reserved.